                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           XECHEM INTERNATIONAL, INC.
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         (Title of Class of Securities)

                                   983895-10-3
                                 (CUSIP Number)
                              Michael G. Jesselson
                           1301 Avenue of the Americas
                            New York, New York 10019
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 1, 1997
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- I(b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Schedule 13D

CUSIP NO. 983895-10-3                13D                     PAGE 2 OF 13 PAGES



1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Michael G. Jesselson Trust
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                     (b) [x]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
                                            WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                              [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            New York
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
                                            6,250,000
                           -----------------------------------------------------
                           8.       SHARED VOTING POWER
                                            -0-
                           -----------------------------------------------------
                           9.       SOLE DISPOSITIVE POWER
                                            6,250,000
                           -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                            -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            6,250,000
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            6.8%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
                                            OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  Schedule 13D

CUSIP NO. 983895-10-3                 13D                    PAGE 3 OF 13 PAGES



1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Benjamin J. Jesselson Trust
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                     (b) [x]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
                                            WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                              [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            New York
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
                                            6,250,000
                           -----------------------------------------------------
                           8.       SHARED VOTING POWER
                                            -0-
                           -----------------------------------------------------
                           9.       SOLE DISPOSITIVE POWER
                                            6,250,000
                           -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                            -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            6,250,000
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            6.8%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
                                            OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  Schedule 13D

CUSIP NO. 983895-10-3                13D                     PAGE 4 OF 13 PAGES



1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Michael G. Jesselson
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                     (b) [x]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
                                            PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                              [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            U.S.A.
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
                                            30,000
                           -----------------------------------------------------
                           8.       SHARED VOTING POWER
                                            15,000,000
                           -----------------------------------------------------
                           9.       SOLE DISPOSITIVE POWER
                                            30,000
                           -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                            15,000,000
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            15,030,000
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                             [x]
         Does not include 20,000 shares of Common Stock owned by Mr.
         Jesselson's spouse as to which he disclaims beneficial ownership
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            16.4%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
                                            OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  Schedule 13D

CUSIP NO. 983895-10-3                  13D                  PAGE 5 OF 13 PAGES



1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Jesselson Grandchildren Trust
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                     (b) [x]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
                                            WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                              [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            New York
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
                                            2,500,000
                           -----------------------------------------------------
                           8.       SHARED VOTING POWER
                                            -0-
                           -----------------------------------------------------
                           9.       SOLE DISPOSITIVE POWER
                                            2,500,000
                           -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                            -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            2,500,000
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            2.7%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
                                            OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                              PAGE 6 OF 13 PAGES

Item 1.  Security and Issuer

         This statement relates to Common Stock, $.0001 par value per share (the "Common Stock"), of Xechem International, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 100 Jersey Avenue, Building B, New Brunswick, New Jersey 08901.

Item 2.  Identity and Background

         (a) This statement constitutes an amendment to a Schedule 13D (the "Schedule 13D") that was previously filed. Unless amended herein, all information disclosed in the Schedule 13D is hereby confirmed. Terms not defined herein, shall have the meaning ascribed to them in the Schedule 13D. The term "Trusts" shall include the Jesselson Grandchildren Trust (the "Grandchildren Trust").

Item 5.  Interest in Securities of the Issuer.

         (a) On May 1, 1997, the Michael G. Jesselson Trust, the Benjamin J. Jesselson Trust and the Grandchildren Trust consummated the purchase of 1,250,000, 1,250,000 and 2,500,000 shares of Common Stock, respectively at $0.05 per share. The right to purchase the Common Stock had been assigned to the Trusts by Mr. David Blech who, on November 18, 1996 entered into a Stock Purchase Agreement with the Company that provided for the purchase of an aggregate of 110,000,000 shares. Based upon information supplied by counsel to the Company, as of May 6, 1997, the Company had outstanding 91,507,839 shares of Common Stock. As a result of this transaction, the Michael G. Jesselson Trust and the Benjamin J. Jesselson Trust each owns 6,250,000 shares of Common Stock or 6.8% of the total outstanding. The Grandchildren Trust owns 2,500,000 shares of Common Stock or 2.7% of the total outstanding. Together, the Reporting Persons are the beneficial owners of 15,030,000 shares of Common Stock, or 16.4%.

         (c) Other than as reported herein and in the Schedule 13D, there have been no transactions in the Company's securities by the Reporting Persons during the past 60 days.

                                                              PAGE 7 OF 13 PAGES

Item 7.  Material to be Filed as Exhibits

         1.       Agreement to Jointly File Schedule 13D

         2. Stock Purchase Agreement dated November 18, 1996 between the Company and David Blech*

--------------
         * Incorporated by reference to the Schedule 13D filed by David Blech on or about December 2, 1996, as subsequently amended.

                                                              PAGE 8 OF 13 PAGES

                                   SIGNATURES


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 7, 1997



 /s/ Michael G. Jesselson
---------------------------------------------
Michael G. Jesselson


MICHAEL G. JESSELSON TRUST


By:   /s/ Michael G. Jesselson
   ------------------------------------------
         Michael G. Jesselson as attorney
         in fact for Erica Jesselson, Trustee


By:      /s/ Lucy Lang
   ------------------------------------------
         Lucy Lang,
         Trustee

By:   /s/ Claire Strauss
   ------------------------------------------
         Claire Strauss,
         Trustee

By:   /s/ Michael J. Jesselson
   ------------------------------------------
         Michael J. Jesselson,
         Trustee


By:   /s/ Benjamin G. Jesselson
   ------------------------------------------
         Benjamin G. Jesselson,
         Trustee

                                                              PAGE 9 OF 13 PAGES

                                   SIGNATURES


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 7, 1997



MICHAEL G. JESSELSON TRUST



By:   /s/ Michael G. Jesselson
     -----------------------------------------
         Michael G. Jesselson as attorney
         in fact for Erica Jesselson, Trustee


By:      /s/ Lucy Lang
     -----------------------------------------
         Lucy Lang,
         Trustee

By:   /s/ Claire Strauss
     -----------------------------------------
         Claire Strauss,
         Trustee

By:   /s/ Michael J. Jesselson
     -----------------------------------------
         Michael J. Jesselson,
         Trustee


By:   /s/ Benjamin G. Jesselson
     -----------------------------------------
         Benjamin G. Jesselson,
         Trustee

                                                             PAGE 10 OF 13 PAGES

                                   SIGNATURES


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 7, 1997



JESSELSON GRANDCHILDREN TRUST



By:   /s/ Michael G. Jesselson
     ------------------------------------------
         Michael G. Jesselson as attorney
         in fact for Erica Jesselson, Trustee


By:      /s/ Lucy Lang
     ------------------------------------------
         Lucy Lang,
         Trustee

By:   /s/ Claire Strauss
     ------------------------------------------
         Claire Strauss,
         Trustee

By:   /s/ Michael J. Jesselson
     ------------------------------------------
         Michael J. Jesselson,
         Trustee


By:   /s/ Benjamin G. Jesselson
     ------------------------------------------
         Benjamin G. Jesselson,
         Trustee

                               EXHIBIT INDEX


Item No.                        Description
--------                        -----------

1.                Agreement to Jointly File Schedule 13D

2. Stock Purchase Agreement dated November 18, 1996 between the Company and David Blech*

--------------
         * Incorporated by reference to the Schedule 13D filed by David Blech on or about December 2, 1996, as subsequently amended.